LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 12, 2026

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226
Dear Sir or Madam:

The Trust hereby requests withdrawal of the Form AW filed with the Securities and Exchange Commission via EDGAR (Accession No. 0000894189-26-021803) on July 31, 2026, which requested the withdrawal of Post-Effective Amendment No. 252 with respect to the Alpha Intelligent - Mid Cap Value ETF, Alpha Intelligent - Mid Cap Growth ETF, Alpha Intelligent - Small Cap Value ETF and Alpha Intelligent - Small Cap Growth ETF.

If you have any additional questions or require further information, please do not hesitate to contact me at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Vice President and Secretary